[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

February 18 , 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc.
Securities Act File No. 2-74452
Investment Company Act File No. 811-3290
Post-Effective Amendment No. 51

Ladies and Gentlemen:

On behalf of BlackRock Balanced Capital V.I. Fund, BlackRock Basic Value V.I. Fund, BlackRock Fundamental Growth V.I. Fund, BlackRock Global Allocation V.I. Fund, BlackRock Global Growth V.I. Fund, BlackRock Government Income V.I. Fund, BlackRock High Income V.I. Fund, BlackRock International Value V.I. Fund, BlackRock Large Cap Core V.I. Fund, BlackRock Large Cap Growth V.I. Fund, BlackRock Large Cap Value V.I. Fund, BlackRock Money Market V.I. Fund, BlackRock S&P 500 Index V.I. Fund, BlackRock Total Return V.I. Fund, BlackRock Utilities and Telecommunications V.I. Fund and BlackRock Value Opportunities V.I., each a series of BlackRock Variable Series Funds, Inc. (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 51 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Fund’s prospectus into compliance with the requirements of amended Form N-1A. The Fund notes that in order to meet the needs of the separate accounts of the insurance companies through which the individual portfolios of the Fund are sold, the Fund must be in position to deliver printed copies of the portfolios’ prospectuses to the insurance companies no later than April 16, 2010. Consequently, on behalf of the Fund, we hereby respectfully request that the Staff provide any comments to the Amendment as soon as practicable but no later than April 9, 2010.

On or around April 16, 2010, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8681 or Edward Gizzi at (212) 728-8555.

Very truly yours,

/s/ Jack D. Cohen

Jack D. Cohen

Enclosures

cc:	Denis Molleur
Edward Gizzi
Jane Kim